Exhibit 99.9

CONSENT OF EXPERT

I hereby consent to the use and reference to my name and my report entitled “Casino Project, NI 43-101F1 Technical Report Feasibility Study, Yukon Territory, Canada – Revision 1” dated January 25, 2013, and the information derived therefrom, as contained in Western Copper and Gold Corporation’s Annual Report on Form 40-F for the year ended December 31, 2013.

March 21, 2014

/s/ Conrad E. Huss, P. E.
Conrad E. Huss, P. E.